U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

DISPATCH AUTO PARTS, INC.
(f/k/a COMPUTER ACCESS INTERNATIONAL, INC.)
(Name of small business issuer in its Charter)

Florida	20-4200300
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

305 Roosevelt Road
East Rochester, New York 14445
(Address of principal executive offices)

(585) 586-5573
(Issuer's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be
registered

None.	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

We are a wholesaler of automotive parts and accessories. We were incorporated on September 14, 1989 under the name Computer Access International, Inc. On or about March 4, 2005, we acquired 100% of the common stock of Dispatch Auto Parts II, Inc. ("Dispatch II") in exchange for $6,000. After the merger, we changed our corporate name to Dispatch Auto Parts, Inc. and began our wholesale business for automotive parts and accessories. We currently have one store located in Rochester, NY. Our store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. We also have prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. Currently, all of our sales have been derived from Roosevelt Service, which is a related party owned by our President. We are attempting to grow our revenue base and increase our number of wholesale customers during 2006.

Marketing and Merchandising Strategy

Customer Service

We are not a large company with a national network, therefore, we 'localize' our focus by prioritizing customer service which we believe is a major factor in retaining our customers and increasing our market share. Our corporate culture emphasizes that our employees should always put customers first by providing prompt solutions, courteous service and considerate advice. Our services include troubleshooting "check engine" light readings; battery charging; oil recycling; and testing of starters, alternators, batteries, sensors and actuators, etc. Our only present customer is Roosevelt Service, which is owned by our President. We expect this to change during 2006. New target customers include repair garages, service stations, and other local mechanics.

Our store generally opens at 8 a.m. and closes at 6 p.m. Monday through Saturday. We are closed on Sunday.

Merchandising

We offer a wide array of automotive products and accessories in order to meet most specific or customization requirements.

The following table contains some of our primary products:

Hard Parts	Maintenance Items	Accessories and Non-Automotive
A/C Compressors	Antifreeze & Windshield Washer	Air Fresheners
Alternators	Belts & Hoses	Cell Phone Accessories
Batteries & Accessories	Chemicals, including Brake & Power Steering Fluid	Drinks & Snacks
Brake Drums, Rotors,	Oil & Fuel Additives	Floor Mats
Shoes & Pads	Fuses	Hand Cleaner
Carburetors	Lighting	Neon
Clutches	Oil & Transmission Fluid	Mirrors
CV Axles	Oil, Air, Fuel & Transmission Filters	Paint & Accessories
Engines	Oxygen Sensors	Performance Products
Fuel Pumps	Protectants & Cleaners	Seat Covers
Mufflers	Refrigerant & Accessories	Steering Wheel Covers
Shock Absorbers & Struts	Sealants & Adhesives	Stereos
Starters	Spark Plugs & Wires	Tools
Water Pumps	Wash & Wax
Windshield Wipers

Based on customer demand, we are constantly updating the products that we offer to assure that our inventory matches the products that our customers want.

Pricing

The price range of automotive parts varies from market to market, affected by several factors including brand recognition, marketing strategies, quality, warranties, payment terms etc. A strategy primarily focused on being the lowest price typically results in more intense competition and lower profit margin. Therefore, we are relying on our customer service to provide us with a competitive edge in our market place. Our wholesale pricing power also has limits due to our limited sales locations. On many of our products we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the “good” products to the “better” and “best” products. We believe that our overall prices compare favorably to those of our competitors.

Marketing

We believe that targeted advertising and marketing play important roles in succeeding in today’s environment. We will constantly work to understand our customers’ wants and needs so that we can build long-lasting, loyal relationships. We plan to utilize marketing and advertising primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. We are attempting to develop a targeted 'loyalty program' as a marketing method of driving new traffic to our store. The loyalty program will provide incentives to garages, service stations and other mechanics who repeatedly purchase our products. To increase average sales dollars per transaction, we utilize in-store signage and creative promotional materials to increase the chance of up-selling and cross-selling opportunities.

Store Design and Visual Merchandising

We currently have approximately 800 square feet of space for which we offer our products. We design and build our store for a high visual impact. Our store has an industrial “high tech” appearance by utilizing colorful exterior and interior signage, exposed beams and ductwork and a brightly lighted interior. Maintenance products, accessories and miscellaneous items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and on the shelf. During the second quarter of 2006, we also plan to display maintenance products, accessories and miscellaneous items for easy browsing by customers.

Store Operations

Store Formats

In our store, nearly all our square footage is dedicated to selling space. As described above, we plan to expand our selling space to contain displays of maintenance, accessories, and other automotive items.

We currently have two knowledgeable employees available to assist customers with their parts needs. In addition, we also make recommendations to for additional items that a customer should purchase in order to properly install the product.

We believe that our store is a “destination store,” generating its own traffic rather than relying on traffic created by adjacent stores. Our store has easy access and sufficient parking.

Store Personnel and Training

Our store has two employees, including Daniel Slocum, our President. Our employees both have prior automotive experience. Any new employees will be encouraged to complete courses resulting in certification by the National Institute for Automotive Service Excellence (“ASE”), which is broadly recognized for training certification in the automotive industry. We will also do on-the-job training, as opposed to providing formal training programs. We currently have a standardized employee training manual for use in future hires.

We plan to offer financial incentives to our employees through stock-based bonuses. As of the date of this registration statement, we have issued 835,000 shares of common stock to Daniel Slocum, our President for a twelve month employment agreement. We believe that stock-based compensation will assist us in attracting, motivating and retaining quality employees.

Expansion Opportunities

We believe that expansion opportunities exist both in markets that we do not currently serve, and in markets where we can achieve a larger presence. We are an early-stage company and limited by our experiences and small sales network. However, we believe the market for automotive products and accessories is huge since the U.S. market has remained the largest market for automobiles, stimulating the growth in demand for auto parts and accessories. We also plan to open additional store locations over the next 12-24 months. Our current capital is not sufficient for such an expansion. We may need to raise additional funds in the future through either an equity or debt offering to complete an expansion. If we determine that we are able to open a new store location, it will most likely be in a demographic area that maintains vehicles that are seven years old and older, “our kind of vehicles”, as these are generally no longer under the original manufacturers’ warranty and will require more maintenance and repair than younger vehicles.

Purchasing and Supply Chain

Merchandise is selected and purchased for our store through our support center located in East Rochester. We currently purchase our products through three primary suppliers: Eagle Automotive, Superior Lubricants and Interstate Battery. We purchase approximately 90% of our products from Eagle Automotive. We do not have any written distributors agreements with any of our suppliers. If we lost Eagle Automotive as a supplier, we believe we will be able to replace them with a comparable supplier without a material disruption to our business. However, we believe that we currently have good relationships with our suppliers.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price.

Competitors include national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. We compete on the basis of our customer service, including the trustworthy advice of our employees, merchandise selection and availability, price, product warranty, and location.

Employees

We have two employees, all of them working as full-time.

We have never experienced any material labor disruption and believe that relations with our employees are good.

Risk Factors

We may not be able to increase sales by relying on a sole customer.

During the period from March 4, 2005 through June 30, 2005, we only generated sales from one customer, Roosevelt Service, a related party. Roosevelt Service is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by the our President and majority stockholder. It may be difficult for us to increase sales by depending on the current customer base.

Our business depends upon the continued active participation of our president.

Our success is heavily dependent upon the continued active participation of our president, Daniel Slocum. Mr. Slocum has over thirty years of experience in the auto services industry. Our current customer, Roosevelt Industrial Holdings, Inc. is 100% owned by Mr. Slocum. The loss of Mr. Slocum's services could have a material adverse effect upon the development of our business. We currently have a one-year employment agreement with Mr. Slocum that is attached to this registration statement as an exhibit. We do not carry a key-man life insurance policy on Mr. Slocum.

If demand for our products slows, then our business may be materially affected.

Demand for products sold by our store depends on many factors. In the short term, it may depend upon:

•	the number of miles vehicles are driven annually, as higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
•
the number of vehicles in current service that are seven years old and older, as these vehicles are no longer under the original vehicle manufacturers’ warranty and will need more maintenance and repair than younger vehicles.

•	the weather, as vehicle maintenance may be deferred in periods of inclement weather.
For the long term, demand for our products may depend upon:

•	the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranty or maintenance offered on new vehicles.
•	restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may  decline.

The sale of automotive parts, accessories and maintenance items is highly competitive based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are rapidly opening locations within our area.

Competitors include national, regional and local auto parts chains, independently owned parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our employees, merchandise quality, selection and availability, product warranty, store layout, location and convenience, and price; some competitors may have competitive advantages, such as greater financial and marketing resources, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

If we fail to grow our current vendor base, we may pay higher prices for our merchandise.

During the period from March 4, 2005 through June 30, 2005, we had one supplier who accounted for 90% of our net purchases, which could limit the diversification of our products and could materially affect the prices we pay for these products.

Consolidation among our competitors may negatively impact our business.

In recent years, several large auto parts chains have merged. We do not know the impact these mergers will have upon competition in the retail automotive aftermarket. If our competitors are able to achieve efficiencies in their mergers, then there may be greater competitive pressures in the markets in which they are stronger.

War or acts of terrorism or the threat of either may negatively impact availability of merchandise and adversely impact our sales.

War, or acts of terrorism or the threat of either, may have a negative impact on our ability to obtain merchandise available for sale in our store. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

Rising fuel prices may negatively impact our profitability.

As mentioned above, rising fuel prices may decrease demand for the products that we sell, overall transaction count and our profitability. Fuel prices impact our merchandise distribution, commercial delivery, utility, and product costs.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise. In addition the uncertainties include, but are not limited to, competitive conditions involving our markets.

We are a wholesaler of automotive parts and accessories. We were incorporated on September 14, 1989 under the name Computer Access International, Inc. In March 2005, we acquired 100% of the common stock of Dispatch Auto Part II, Inc. ("Dispatch II") in exchange for $6,000. After the merger, we changed the corporate name to Dispatch Auto Parts, Inc. and began our wholesale business for automotive parts and accessories. We currently have one store located in Rochester, NY. Our store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. We also have prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations.

RESULTS OF OPERATIONS
For the period ended October 31, 2005 (unaudited)

Net Loss

We had a net loss of $64,911, or $.13 per common share, for the period ended October 31, 2005. The net loss in this period was due primarily to non-cash consulting expenses of $65,654 and the professional fees of $13,520. The consulting expenses were the result of the issuance of 2,009,500 shares of common stock issued for services in connection with preparing the registration statement and general corporate consulting. The shares were valued based on the market price on the date of the stock grant or the specific terms of the applicable consulting agreements. The professional fees were incurred primarily with the audits and reviews of the Company's financial statements. We did not have a comparable period of operations in 2004, as the Company was inactive.

Revenue

We recorded revenues of $58,747 for the period ended October 31, 2005. The revenue in this period was generated by the sales to one customer, Roosevelt Service, a related party owned by Daniel Slocum, our President. We do not believe we are dependent on the current customer base for future sales. During the period ended October 31, 2005, we had one supplier who accounted for over 90% of our net purchases. We believe we will expand our current base of suppliers.

Expenses

Operating expenses for the period ended October 31, 2005 were $81,823, of which consulting expenses of $65,654 were paid by the issuance of 2,009,500 shares of our common stock. The rent expense of $1,200 was for sales space contributed by the majority stockholder. The remaining expenses were paid with cash generated from our operations.

Liquidity and Capital Resources

On October 31, 2005, we had cash of $18,409 and a working capital surplus of $186,089. The working capital surplus was due primarily to the prepaid consulting fees of $168,196.

Net cash flows provided by operating activities were $4,722 for the four months ended October 31, 2005, primarily attributable to the issuance of our common stock as payment for services rendered, which was $65,654 for this period.

There were no cash flows from investing activities and financing activities in the four months ended October 31, 2005.

Overall, we have significantly funded our cash needs from inception through October 31, 2005 with a series of equity transactions and contributions from our majority shareholder. If we are unable to receive additional cash from our majority stockholder, we may need to rely on financing from outside sources through debt or equity transactions. Failure to obtain such financing could have a material adverse effect on operations and our financial condition. Our majority shareholder is under no legal obligation to provide us with funding of any kind.

RESULTS OF OPERATIONS
For the period of March 4, 2005 to June 30, 2005 (Audited)

Net Loss

We had a net loss of $123,324, or $.25 per common share, for the period from March 4, 2005 through June 30, 2005. The net loss in this period was due primarily to the consulting expenses of $128,000, which offsets our small amount of gross profit which was $9,333 for the period. The consulting expenses were accrued expenses that were later paid through the issuance of the 2,009,500 shares of common stock during the period ended October 31, 2005. The shares were valued based on the market price on the date of the stock grant of the specific terms of the applicable consulting agreements.

Revenue

We recorded revenues of $51,526 for the period from March 4, 2005 through June 30, 2005. The revenue in this period was only generated from the sales to one customer, Roosevelt Service, a related party. Roosevelt Service is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by the our majority stockholder. We do not believe that we are dependent on the current customer base for future sales.

During the period from March 4, 2005 through June 30, 2005, we had one supplier who accounted for 90% of our net purchases. We believe that we will expand the current vendor base for future purchases.

Expenses

Operating expenses for the period from March 4, 2005 through June 30, 2005 were $131,394, which was primarily attributable to the consulting expenses of $128,000. The consulting expenses were accrued expenses that were later paid through the issuance of the 2,009,500 shares of common stock during the period ended October 31, 2005. The shares were valued based on the market price on the date of the stock grant or the specific terms of the applicable consulting agreements.

Liquidity and Capital Resources

On June 30, 2005, we had cash of $13,687 and a working capital deficit of $112,050. The working capital deficit was due primarily to accounts payable of $130,133, in connection with the consulting services rendered.

Net cash flows provided by operating activities were $7,687 for the period from March 4, 2005 through June 30, 2005 and were primarily attributable to the increase in accounts payable of $130,133 for this period.

There were no cash flows from investing activities in the period from March 4, 2005 through June 30, 2005.

Net cash flows provided by financing activities were $6,000 for the period from March 4, 2005 through June 30, 2005, which was a cash contribution by the majority stockholder for the purchase of 100% of the issued and outstanding shares of our Dispatch II subsidiary.

Overall, we have significantly funded our cash needs from inception through June 30, 2005 with a series of equity transactions and contributions from our majority shareholder. If we are unable to receive additional cash from our majority stockholder, we may need to rely on financing from outside sources through debt or equity transactions. Failure to obtain such financing could have a material adverse effect on operations and our financial condition. Our majority shareholder is under no legal obligation to provide us with funding of any kind.

ITEM 3. DESCRIPTION OF PROPERTY

Currently we occupy approximately 800 square feet of warehouse space that our President and majority shareholder has contributed to us free of charge. We impute $300 per month as the value of the contributed space which is recorded as additional paid-in-capital. We do not have a written lease agreements, but rather occupy the space on a month-to-month basis. If we lost the use of our warehouse space, we believe we could replace the property at approximately the same monthly rate. However, there is no certainty that our President and majority shareholder would pay for any new location.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of February 22, 2006, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	835,000 Direct	33.3%
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	525,000 (3) Indirect	20.9%
R. Chris Cottone (4) 555 S. Powerline Road Pompano Beach, FL 33069	400,000 Direct	16.0%
Daniel Luther (5) 3914 Seaton Place Las Vegas, NV 89121	400,000 Direct	16.0%
Lin Cheng 290 Dongjiang Wan Rd. Shanghai, P.R. China 200081	254,500 Direct	10.2%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	835,000 Direct	33.3%
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	525,000 (3) Indirect	20.9%
Anthony Collura 242 Fairport Road East Rochester, NY 14445	0	0%
Wayne Barney 242 Fairport Road East Rochester, NY 14445	0	0%
All directors and officers as a group	1,360,000	54.2%
Total Outstanding	2,506,614	100.0%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3)	Represents 525,000 shares held in the name of Roosevelt Industrial Holdings, Inc., a New York corporation wholly owned by our President, Daniel Slocum.

(4)
R. Chris Cottone received the 400,000 shares of common stock for consulting services rendered in the name of A-Z Consulting, Inc. Our agreement with A-Z Consulting, Inc. is attached as an exhibit to this registration statement.

(5)
Daniel Luther received the 400,000 shares of common stock for consulting services rendered in the name of Lugion Associates, Ltd. Our agreement with Lugion Associates, Ltd. is attached as an exhibit to this registration statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The officers and directors of the Company are as follows:

Name	Age	Position
Daniel Slocum	51	President and Director
Anthony Collura	40	Secretary and Director
Wayne Barney	62	Director

Executive Officers of the Registrant

The following list describes our executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Daniel Slocum, 51 —President and Director

Daniel Slocum was elected President by our board of directors in March 2005. Mr. Slocum has over thirty years of experience in the auto services industry. He is also instrumental in the day to day operations management of the Company. He is also the owner of Bove Group Inc. since 2001, and the owner of Roosevelt Industrial Holdings, Inc., a corporation dedicated to automotive services since 1992. From 1985 to 1992, Mr. Slocum was President of Sparkys Auto & Tire, Inc., a corporation in the automotive repair business. From 1970 to 1985, Mr. Slocum worked for Roosevelt X Way, Inc. as a manger for auto services.

Anthony B. Collura, 40 —Director

Anthony Collura was elected to our board of directors in March 2005. Mr. Collura has worked in the financial industry for more than twenty years. He earned his Doctorate Degree of Finance from the University of Buffalo in 1992 and his Masters Degree of Business Administration from Buffalo State Collage in 1983. Currently, Mr. Collura also holds a position as a manager in Seneca Gaming, Inc., a corporation located in Niagara Falls, NY. From 2002 to 2004, Mr. Collura worked for Charter One Bank, Buffalo Branch, as Branch Manager. From 2000 to 2002, Mr. Collura worked for AG Edwards and Sons, located in Williamsville, NY. From 1998 to 2000, Mr. Collura worked for Barron Chase Securities, located in Williamsville, NY.

Wayne K. Barney, 62 — Director

Wayne K. Barney, has been a director of the Company since December 2004. Prior to his appointment as Director, Mr. Barney retired from General Motors Inc. in 1998. Mr. Barney had worked for General Motors, Inc. for over thirty years, working as Journeyman and labor liaison with the New York Assembly. Mr. Barney is the father-in-law of Mr. Slocum, our President.

Promoters and Control Persons

Mr. Daniel Slocum may be considered a control person of the Company within the meaning of the rules promulgated under the Securities Act of 1933, as amended, by virtue of his share ownership, his ability to influence the activities of the Company, and his positions of Chairman and President of the Company.

ITEM 6. EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Dispatch Auto Parts, Inc. during the years 2005, 2004, and 2003, except as described below. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Daniel Slocum, our President.

 SUMMARY COMPENSATION TABLE
Annual Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Daniel Slocum President	2005 2004 2003	- - -	- - -	- - -	$91,850 (1) - -	- - -	- - -	- - -

(1) Includes 835,000 shares of common stock issued pursuant to the 2005 non-qualified stock compensation plan. The shares were valued at the then current market price yielding an aggregate value of $91,850.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company advanced certain expenses on behalf of the Company, totaling $4,074. The majority stockholder has opted to recognize the paid expenses as an additional capital contribution in lieu of repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company contributed $6,000 in cash in connection with the acquisition of the wholly-owned subsidiary, Dispatch Auto Parts II, Inc. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company contributed the use of office space for the general operations of the Company, on a month-to-month basis, at a facility 100% owned by the majority stockholder. The estimated value of the office space contributed was $1,200 for the period ended June 30, 2005. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

In October 2005, the Company entered into a consulting agreement with Daniel Slocum, majority stockholder and President, for a term of twelve months. Mr. Slocum is to provide general corporate consulting services. The Company paid Mr. Slocum 835,000 shares of post-split common stock, with the services over the term of the agreement valued at $91,850, as part of the equity compensation plan issuance.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $.001 par value, of which 2,506,614 shares are currently issued and outstanding. The holders of shares of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available, and upon liquidation of the Company to share pro rata in any distribution to shareholders.

Preferred Stock

The Company is authorized to issue 100,000 shares of preferred stock, $.001 par value, of which none is issued and outstanding. If issued, our preferred shares may include certain shareholder privileges to be determined by our board of directors such as cumulative dividend payments and conversion features.

Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada, 89119, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

The Company has 2,506,614 shares of Common Stock outstanding but of these shares, only 245,000 shares are freely tradeable. All of the remaining shares of Common Stock are "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares"). Daniel Slocum directly owns 835,000 restricted shares, and indirectly owns 525,000 restricted shares via Roosevelt Industrial Holdings, Inc., a New York corporation wholly owned by Mr. Slocum.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Typically, Rule 144 transaction require a legal opinion that the conditions for a Rule 144 sale have been met.

Based on the foregoing, the Company estimates 100,265 shares of common stock may be permitted to be sold every three month period under Rule 144.

Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's securities trade on the over-the-counter market "pink sheets." The Company's trading symbol is "DPPT". On February 21, 2006, the closing price was $0.75. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the high and low range of closing prices for the quarterly periods indicated as reported by the National Quotation Bureau:

	Closing
	High	Low
3/31/2003	.18	.16
6/30/2003	.20	.20
9/30/2003	.30	.30
12/31/2003	.40	.40

3/31/2004	1.20	.60
6/30/2004	.20	.20
9/30/2004	.20	.20
12/31/2004	.80	.14

3/31/2005	.16	.16
6/30/2005	1.05	.81
9/30/2005	.71	.71
12/31/2005	.20	.20

Upon effectiveness on this registration statement, the Company plans to seek a market maker to submit a 15c-2(11) application to the NASD to be approved for trading on the OTC Bulletin Board.

Holders

As of February 22, 2006, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 399.

Dividend Policy

The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In October 2005, the Company entered into a consulting agreement with Daniel Slocum, majority stockholder and President, for a term of twelve months. Mr. Slocum is to provide general corporate consulting services. The Company paid Mr. Slocum 835,000 shares of post-split common stock, with the services over the term of the agreement valued at $91,850.

In October 2005, the Company established a Non-Qualified Stock Compensation Plan (the “Plan”). The purpose of the Plan is to provide employees, directors, officers, consultants, advisors, and other persons who provide valuable services to the Company, with equity-based compensation incentives. Under the Plan, the Company may issue up to 3,000,000 shares of $0.001 par value common stock. The Plan has a term of ten years, therefore, will expire in September 2015.

In connection with the Plan, the Company authorized the issuance of 1,174,500 shares of common stock on October 31, 2005 to four consultants pursuant to their respective consulting agreements. Copies of the agreements are included as exhibits to this registration statement.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Florida law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933, as amended. Those circumstances include that an officer, director, employee or agent may be indemnified if the person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A true and correct copy of Section 850 (1) of Chapter 607 of the Florida Statutes, that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

   Article II of the By-Laws of Dispatch Auto Parts, Inc. provides that the Board of Directors shall have authority to fix the compensation of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The effect of indemnification may be to limit the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of Dispatch Auto Parts, Inc.) to recover monetary damages and expenses against a director for breach of fiduciary duty

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders
Dispatch Auto Parts, Inc.
and Subsidiary
(A Florida Corporation)
East Rochester, New York

We have audited the accompanying consolidated balance sheet of Dispatch Auto Parts, Inc. and Subsidiary as of June 30, 2005, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period from March 4, 2005 through June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dispatch Auto Parts, Inc. and Subsidiary as of June 30, 2005, and the results of its operations and its cash flows for the period from March 4, 2005 through June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., llp
Rochester, New York
September 16, 2005

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED BALANCE SHEET

June 30,	2005

ASSETS

Current Assets
Cash and Cash Equivalents	$13,687
Accounts Receivable - Related Party	4,362
Prepaid Insurance	1,305

Total Assets	$19,354

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts Payable	$130,133
Accrued Income Taxes	1,271

Total Liabilities	131,404

Stockholders’ Deficit
Common Stock - $0.001 Par; 100,000,000 Shares Authorized;
497,114 Shares Issued and Outstanding	497
Preferred Stock - $0.001 Par; 100,000 Shares Authorized;
No Shares Issued and Outstanding	-
Additional Paid-in Capital	110,184
Accumulated Deficit	(222,731)

Total Stockholders’ Deficit	(112,050)

Total Liabilities and Stockholders’ Deficit	$19,354

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

		Common
		Stock	Additional		Total
	Number of	($0.001	Paid-In	Accumulated	Stockholders’
	Shares	Par)	Capital	Deficit	Deficit

Balance - March 4, 2005	99,406,843	$99,407	$—	$(99,407)	$—

Reverse Stock Split - 200:1	(98,909,729)	(98,910)	98,910	—	—

Cash Contribution by Stockholder	—	—	6,000	—	6,000

Expenses Paid by Stockholder - Additional Paid-In Capital	—	—	4,074	—	4,074

Contributed Services by Stockholder	—	—	1,200	—	1,200

Net Loss for the Period	—	—	—	(123,324)	(123,324)

Balance - June 30, 2005	497,114	$497	$110,184	$(222,731)	$(112,050)

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF OPERATIONS

Period From
March 4, 2005
Through
June 30, 2005

Revenues, Net of Returns - Related Party	$51,526

Cost of Sales
Purchases, Net of Returns	42,193

Gross Profit	9,333

Operating Expenses
Consulting Expenses	128,000
Organizational Expenses	2,085
Rent Expense	1,200
Bank Charges	109

Total Operating Expenses	131,394

Loss Before Other Income and Provision for Taxes	(122,061)

Other Income
Interest Income	8

Loss Before Provision for Taxes	(122,053)

Provision for Taxes	1,271

Net Loss for the Period	$(123,324)

Weighted Average Number of Common Shares
Outstanding - Basic and Diluted	497,114

Net Loss per Common Share - Basic and Diluted	$(0.25)

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF CASH FLOWS

Period From
March 4, 2005
Through
June 30, 2005

Cash Flows from Operating Activities

Net Loss for the Period	$(123,324)

Non-Cash Adjustments:
Expenses Paid by Stockholder	4,074
Contributed Services by Stockholder	1,200

Changes in Assets and Liabilities:
Accounts Receivable - Related Party	(4,362)
Prepaid Insurance	(1,305)
Accounts Payable	130,133
Accrued Income Taxes	1,271

Net Cash Flows from Operating Activities	7,687

Cash Flows from Investing Activities	—

Cash Flows from Financing Activities
Cash Contribution by Stockholder	6,000

Net Cash Flow from Financing Activities	6,000

Net Change in Cash and Cash Equivalents	13,687

Cash and Cash Equivalents - Beginning of Period	—

Cash and Cash Equivalents - End of Period	$13,687

NON-CASH INVESTING AND FINANCING ACTIVITIES

Reverse Stock Split - 200:1	$98,910

SUPPLEMENTAL DISCLOSURES

Interest Paid	$—
Income Taxes Paid	$—

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - The Company

The Company was incorporated under the laws of the State of Florida on September 14, 1989 as Computer Access International, Inc. The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 100,000 shares of $0.001 par value preferred stock. Effective March 31, 2005, Computer Access International, Inc. changed its name to Dispatch Auto Parts, Inc.

Scope of Business

The Company’s principal business activity is the wholesale of auto parts, through its wholly-owned subsidiary, Auto II. Prior to the formation of Auto II, Computer Access International, Inc. was dormant and did not have any ongoing operating activities.

Note B - Principles of Consolidation
On March 4, 2005, Computer Access International, Inc. formed a wholly owned subsidiary, Dispatch Auto Parts II, Inc. (“Auto II”), for the purpose of the wholesale of auto parts.

The consolidated financial statements include the accounts of Dispatch Auto Parts, Inc. (formerly Computer Access International, Inc.) and its wholly-owned subsidiary, Dispatch Auto Parts II, Inc. (the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Note C -	Nature of Operations and Summary of Significant Accounting Policies
Method of Accounting
The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and money market accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides credit in the normal course of business to its customers. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Based on management assessment of the credit history of customers having outstanding balances and current relationships with them, it has concluded that balances outstanding at June 30, 2005 will be collected.

Revenue Recognition

The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed and determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C -	Nature of Operations and Summary of Significant Accounting Policies - continued

Organizational Costs
Organizational costs represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the Company. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities”.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Company has no material deferred tax assets or liabilities for the periods presented.

Net Income Per Common Share

Net income per common share is computed in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive convertible securities. Diluted earnings per share are the same as basic earnings per share for the period presented. There are no outstanding dilutive convertible securities.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid insurance, accounts payable, and accrued income taxes. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C -	Nature of Operations and Summary of Significant Accounting Policies - continued

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 151 “Inventory costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2006. The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67" (“SFAS 152”). This statement amends FASB Statement No. 66 “Accounting for Sales of Real Estate” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2 “Accounting for Real Estate Time-Sharing Transactions” (“SOP 04-2”). SFAS 152 also amends FASB Statement No. 67 “Accounting for Costs and Initial Rental Operations of Real Estate Projects” to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions, with the accounting for those operations and costs being subject to the guidance in SOP 04-2. The provisions of SFAS 152 are effective in fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2006. Management does not expect the adoption of SFAS 152 to have a significant impact on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for all interim periods beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended September 30, 2005. The Company is currently evaluating the impact of SFAS 153 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment (“SFAS 123R”). SFAS 123R revises FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). SFAS 123R is effective for small business issuers for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2007. The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C -	Nature of Operations and Summary of Significant Accounting Policies - continued

Recently Issued Accounting Standards - continued

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2007. The Company is currently evaluating the impact of SFAS 154 on its consolidated financial statements.

Note D -	Common and Preferred Stock

For the period from date of inception (September 14, 1989) through March 4, 2005, the Company had all of its organizational costs paid by the stockholders. The stockholders have paid $99,407 for these services, which have been recorded in the accompanying consolidated financial statements through the issuance of 99,406,843 shares of the Company’s common stock.

On March 22, 2005, the Company authorized a 200:1 reverse stock split of the Company’s common stock, to be effective at the close of business on June 16, 2005.

The Company’s securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a “Public Offering” within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the act.

The stockholders may not sell, transfer, pledge or otherwise dispose of the shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

Note E - Income Taxes
The provision for income taxes calculated at the statutory rates consisted of the following at June 30:

2005
Current:
Federal	$825
New York State	446

$1,271

Note F - Concentration
During the period from March 4, 2005 through June 30, 2005, the Company only generated sales from one customer, Roosevelt Service, a related party. Roosevelt Service is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by the majority stockholder of the Company. This customer also represents 100% of the Accounts Receivable balance of $4,362, as of June 30, 2005. The Company does not believe that they are dependent on the current customer base for future sales.

During the period from March 4, 2005 through June 30, 2005, one supplier accounted for 90% of net purchases. The Company does not believe that they are dependent on the current vendor base for future purchases.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note G - Related Party Transactions
During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company personally paid for certain expenses of the Company, totaling $4,074. The majority stockholder has opted to recognize the paid expenses as an additional capital contribution in lieu of repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company contributed $6,000 in cash in connection with the formation of the wholly-owned subsidiary. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company contributed the use of office space for the general operations of the Company, on a month-to-month basis, at a facility 100% owned by the majority stockholder. The estimated value of the office space contributed was $1,200 for the period ended June 30, 2005. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

 Note H -  Consulting Agreements
In March 2005, the Company entered into a consulting agreement with A-Z Consulting, Inc. (“Consultant”) for a term of three months. The Consultant is to provide general corporate consulting services. The Company is to pay the Consultant 400,000 shares of post-split common stock, with the services valued at $96,000. As of June 30, 2005, these shares have not been issued. Accordingly, the Company has accrued $96,000 for these services as of June 30, 2005.

In March 2005, the Company entered into a consulting agreement with Lugion Associates, Ltd. (“Consultant”) for a term of twelve months. The Consultant is to provide general management consulting and advisory services. The Company is to pay the Consultant $8,000 per month or issue 400,000 shares of post-split common stock for the term of the agreement. Accordingly, the Company has accrued $32,000 for these services as of June 30, 2005.

On June 21, 2005, the Company entered into a consulting agreement with Lin Cheng (“Consultant”) for a term of twelve months. The Consultant is to provide general management consulting and advisory services. The Company is to pay the Consultant $5,000 per month or issue 254,500 shares of post-split common stock for the term of the agreement.

In September 2005, the Company entered into a consulting agreement with Dan Q. Ke (“Consultant”) for a term of six months. The Consultant is to provide general management consulting and advisory services. The Company is to pay the Consultant $3,000 per month or issue 120,000 shares of post-split common stock for the term of the agreement.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

Consolidated Balance Sheet at October 31, 2005 (Unaudited)	33

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Four Months Ended October 31, 2005 (Unaudited)	34

Consolidated Statement of Operations for the Four Months Ended October 31, 2005 (Unaudited)	35

Consolidated Statement of Cash Flows for the Four Months Ended October 31, 2005 (Unaudited)	36

Notes to Consolidated Financial Statements	37

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED BALANCE SHEET (UNAUDITED)

October 31,	2005

ASSETS

Current Assets
Cash and Cash Equivalents	$18,409
Accounts Receivable - Related Party	1,866
Prepaid Consulting	168,196

Total Assets	$188,471

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	$2,382

Total Liabilities	2,382

Stockholders’ Equity
Common Stock - $0.001 Par; 100,000,000 Shares Authorized;
2,506,614 Shares Issued and Outstanding	2,507
Preferred Stock - $0.001 Par; 100,000 Shares Authorized;
No Shares Issued and Outstanding	-
Additional Paid-in Capital	471,224
Accumulated Deficit	(287,642)

Total Stockholders’ Equity	186,089

Total Liabilities and Stockholders’ Equity	$188,471

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

		Common
		Stock	Additional		Total
	Number of	($0.001	Paid-In	Accumulated	Stockholders’
	Shares	Par)	Capital	Deficit	Equity (Deficit)

Balance - June 30, 2005	497,114	$497	$110,184	$(222,731)	$(112,050)

Issuance of Common Stock for Consulting Services	2,009,500	2,010	359,840	—	361,850

Contributed Services by Stockholder	—	—	1,200	—	1,200

Net Loss for the Period (Unaudited)	—	—	—	(64,911)	(64,911)

Balance - October 31, 2005 (Unaudited)	2,506,614	$2,507	$471,224	$(287,642)	$186,089

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

Four Months
Ended
October 31, 2005

Revenues, Net of Returns - Related Party	$58,747

Cost of Sales
Purchases, Net of Returns	40,914

Gross Profit	17,833

Operating Expenses
Consulting Expenses	65,654
Professional Fees	13,520
Insurance Expense	1,305
Rent Expense	1,200
Utilities	119
Bank Charges	25

Total Operating Expenses	81,823

Loss Before Other Income and Provision for Taxes	(63,990)

Other Income
Interest Income	58

Loss Before Provision for Taxes	(63,932)

Provision for Taxes	979

Net Loss for the Period	$(64,911)

Weighted Average Number of Common Shares
Outstanding - Basic and Diluted	513,451

Net Loss per Common Share - Basic and Diluted	$(.13)

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Four Months
Ended
October 31, 2005

Cash Flows from Operating Activities

Net Loss for the Period	$(64,911)

Non-Cash Adjustments:
Issuance of Stock for Services Rendered	65,654
Contributed Services by Stockholder	1,200

Changes in Assets and Liabilities:
Accounts Receivable - Related Party	2,496
Prepaid Insurance	1,305
Accounts Payable	249
Accrued Income Taxes	(1,271)

Net Cash Flows from Operating Activities	4,722

Cash Flows from Investing Activities	—

Cash Flow from Financing Activities	—

Net Change in Cash and Cash Equivalents	4,722

Cash and Cash Equivalents - Beginning of Period	13,687

Cash and Cash Equivalents - End of Period	$18,409

NON-CASH INVESTING AND FINANCING ACTIVITIES

Issuance of Stock for Accrued Consulting Services	$128,000

Issuance of Stock for Consulting Services To be Rendered	$168,196

SUPPLEMENTAL DISCLOSURES

Interest Paid	$—
Income Taxes Paid	$2,250

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Basis of Presentation

The consolidated financial statements of Dispatch Auto Parts, Inc. and Subsidiary (the “Company”) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s Registration Statement on Form 10-SB, and other reports filed with the SEC.

The accompanying unaudited interim consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the formation of the wholly owned subsidiary, costs incurred to raise capital, and stock awards.

Note B - Principles of Consolidation

The consolidated financial statements include the accounts of Dispatch Auto Parts, Inc. and its wholly owned subsidiary, Dispatch Auto Parts II, Inc. (the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Note C - Related Party Transactions
In October 2005, the Company entered into a consulting agreement with Daniel Slocum, a significant stockholder and President, for a term of twelve months. Mr. Slocum is to provide general corporate consulting services. The Company paid Mr. Slocum 835,000 shares of post-split common stock, with the services over the term of the agreement valued at $91,850, as part of the equity compensation plan issuance as discussed below.

Note D - Equity Compensation Plan
In October 2005, the Company established a Non-Qualified Stock Compensation Plan (the “Plan”). The purpose of the Plan is to provide employees, directors, officers, consultants, advisors, and other persons who provide valuable services to the Company, with equity-based compensation incentives. Under the Plan, the Company may issue up to 3,000,000 shares of $0.001 par value common stock. The Plan has a term of ten years, therefore, will expire in September 2015.

In connection with the Plan, the Company authorized the issuance of 2,009,500 shares of common stock on October 31, 2005 to four consultants and the Company’s President pursuant to their respective consulting agreements.

Part III

ITEM 1. INDEX TO EXHIBITS

3.1	Articles of incorporation filed on September 14, 1989

3.2	Articles of amendment for name change filed November 25, 1996

3.3	Articles of amendment for change in capitalization filed December 16, 1996

3.4	Articles of amendment for name change filed March 31, 2005

3.5	By-Laws

4	Form of stock certificate

10.1	Consulting Agreement with Daniel Slocum, dated October 31, 2005.

10.2	Professional services Agreement with A-Z Consulting, Inc., dated February 2, 2005.

10.3	Consulting agreement with Lugion Associates, Ltd., dated February 2, 2005.

10.4	Consulting agreement with Lin Cheng dated June 21, 2005.

10.5	Consulting agreement with Dan Q. Ke dated September 30, 2005

10.6	2005 Non-Qualified Stock Compensation Plan

99.1	Section 850(1) of Chapter 607 of the Florida Statutes addressing indemnification

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: February 22, 2006

DISPATCH AUTO PARTS, INC.

                                                                                                       BY: /s/ Daniel Slocum
                                                                                                       Daniel Slocum, President

BY:  /s/ Anthony Collura
        Anthony Collura, Director

BY: /s/ Wayne Barney
       Wayne Barney, Director